EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Thousands, except per share amounts)

(Unaudited)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2006	2005	2006	2005
Net income - basic and diluted	$(9,724)	$(8,671)	$33,303	$32,356

Average common shares outstanding - basic	27,556	27,560	27,568	27,564
Stock options	113	70	118	62

Average common shares outstanding - diluted	27,669	27,630	27,686	27,626

Earnings per share of common stock - basic	$(0.35)	$(0.31)	$1.21	$1.17

Earnings per share of common stock - diluted	$(0.35)	$(0.31)	$1.20	$1.17

For the three months and nine months ended Sept. 30, 2006, 9,000 shares and 105,600 shares were excluded, respectively, from the calculation of diluted earnings per share because the effect would have been antidilutive. For both the three and nine month periods ended Sept. 30, 2005, 6,000 shares were excluded from the calculation of diluted earnings per share for this reason.